DUTCHER & COMPANY, INC.


October 29, 1998



VIA FEDERAL EXPRESS

Roger Parker, President
Amber Resources Company
3310 Anaconda Tower
555 Seventeenth Street
Denver, Colorado 80202

Dear Roger,

         As we discussed, Anadarko Minerals, Inc. ("Buyer") hereby offers to purchase from Amber Resources Company and Delta Petroleum Corporation, ("Sellers"), all of Sellers' right, title and interest in the Anadarko
Basin Properties set forth in Exhibit A, (the "Properties"), for a price of $1,384,000, subject to the following terms and conditions:

1. Buyer must verify to its satisfaction Sellers' title to the Properties. Sellers will make available to Buyer all title opinions, abstracts, title documents, and other related data in their files concerning title to the Properties. As used herein, the term "Properties" includes all rights and interests in the properties set forth in Exhibit A, together with all associated leasehold, all equipment, inventory and other property located thereon, and all contracts, easements, right and interests owned by Seller and related thereto.

2. The purchase price will be adjusted up or down at the rate of 85 cents per mcf to the extent that the well's gas balancing, position, as of the effective date, is determined to be less than or more than the amount set forth on Exhibit A. This price adjustment will be made at a post closing, settlement to be made on March 15, 1999.

3. Buyer will be entitled to all revenues attributable to production from the Properties on or after October 1, 1998 (the "Effective Date"). Sellers will be responsible for all lease operating, drilling, royalty and other expenses attributable to the Properties and incurred prior to the Effective Date, and Buyer will be responsible for all such expenses incurred after that date.

4. The parties will use their best efforts to close this transaction oil or before November 13, 1998.

5. Buyer and Sellers will not enter into a formal Purchase and Sale Agreement, but the form of assignment must be acceptable to all parties.

6. This offer is open for acceptance by Sellers until 5:00 p.m., CST, November 4, 1998.


         If the foregoing meets with your approval, please sign and return one copy of this Letter Agreement. Thank you for considering this offer.



Sincerely,

ANADARKO MINERALS, INC.


c/William E. Dutcher
William E. Dutcher
President



Agreed to and accepted this 3rd day of November, 1998


Amber Resources Company

s/Roger A. Parker
Name: Roger A. Parker
Title: President



Delta Petroleum Corporation

s/Roger A. Parker
Name: Roger A. Parker
Title: President